Exhibit 2
March 20, 2008
Dear Shareholder:
     On behalf of the Board of Directors of Olicom A/S (the “Company”), we are pleased to provide a brief summary of the Company’s rights offering (“Rights Issue”) to purchase common shares in the Company (“New Shares”).
     The minimum nominal amount of the Rights Issue is DKK 40,000,000 (equal to 160,000,000 New Shares); the maximum nominal amount is DKK 86,832,080 (equal to 347,328,320 New Shares). The Rights Issue relates to actions taken at an extraordinary general meeting of the Company held on December 28, 2007 (“EGM”), which authorized an increase in the capital of the Company with a view to converting the Company from a venture company into a company whose principal activity is investment in and development of real estate. In this connection, the EGM also authorized the implementation of capital increases in the Company, consisting of contributions in kind, conversion of indebtedness and a rights issue. A description of the Company’s proposed operations is described in the prospectus (“Prospectus”) relating to the Rights Issue; the Prospectus includes a summary of the Company’s operations, and events and circumstances by which a decision was made to transition the Company to a real estate portfolio company.
     The Rights Issue is being undertaken with pre-emptive rights to the Company’s existing shareholders. On March 27, 2008, at 12:30 p.m., Copenhagen Time (the “Record Date”), each beneficial owner of common shares in the Company (“Existing Shares”) whose shareholdings are registered with VP Securities Services (“VPSS”) will receive 20 subscription rights (“Subscription Rights”) for each Existing Share that it owns. Each such Subscription Right will entitle the beneficial owner to subscribe for one New Share (“Subscription Privilege”). The subscription price (“Subscription Price”) for the New Shares pursuant to the Rights Issue will be DKK 0.25 free of charges per share of DKK 0.25. The New Shares to be issued under pursuant to the Rights Issue will carry the same rights as the Company’s Existing Shares. There will be no “over-allotment” mechanism.
     Holders of Existing Shares may participate in the Rights Issue only if their shareholdings are registered with VPSS. Danish-listed securities are issued through and held electronically (i.e., in book entry form) through VPSS. The Company (and other issuers listed on the OMX Nordic Exchange, Copenhagen) registers the issuance of its securities through VPSS, and transactions in the Company’s securities on the OMX Nordic Exchange, Copenhagen, are settled and cleared electronically through VPSS. In order for a shareholder to undertake transactions in the Company’s securities on the OMX Nordic Exchange, Copenhagen, the shareholder must utilize VPSS, which, in turn, requires that the shareholder maintain an account with a participating firm.
     In connection with the capital increases authorized by the EGM, existing shareholders will experience dilution. Prior to the capital increases authorized by the EGM, the share capital of the Company totaled a nominal amount of DKK 4,341,604 (equal to 17,366,416 shares). On a pro forma basis, after giving effect to the capital increases in the Company consisting of contributions in kind and conversion of indebtedness (but exclusive of New Shares registered in the Rights Issue), the Company’s share capital would be a nominal amount of DKK 132,667,920 (equal to 530,671,680 shares). After giving effect to the capital increases consisting of contributions in kind, conversion of indebtedness and the issuance of New Shares pursuant to the Rights Issue, the Company’s share capital is expected to range from a nominal amount of DKK 176,630,186 (equal to 706,520,744 shares) if the minimum number of New Shares are subscribed, to a share capital consisting of a nominal amount of DKK 219,500,000 (equal to 878,000,000 shares) if the maximum number of New Shares are subscribed. The rate of dilution experienced by a shareholder will depend on whether, and to what extent, it exercises its right to subscribe for New Shares in connection with the Rights Issue. A discussion of potential dilution that may result from the Rights Issue is contained in the Prospectus.
     Subscription Rights may be exercised for subscription of New Shares from March 28, 2008 at 9:00 a.m., Copenhagen Time, until April 10, 2008 at 4:00 p.m., Copenhagen Time (the “Subscription Period”). After the expiration of the Subscription Period, the right to subscribe for New Shares will expire, and the Subscription Rights will terminate without the payment of any compensation. Subscription Rights may be traded on the OMX Nordic Exchange, Copenhagen, from March 25, 2008, through April 7, 2008.
     Subscription Rights will be negotiable instruments that may be traded on the OMX Nordic Exchange, Copenhagen (for a shareholder to undertake transactions involving Subscription Rights, such holder’s shareholdings must be on the VPSS system). Holders of Subscription Rights who desire to subscribe for New Shares must do so through their custodian bank (i.e., a custodian bank that is a participant in VPSS). Following payment of the Subscription Price (in Danish kroner) and exercise of the Subscription Right during the Subscription Period, New Shares will be registered in the shareholder’s account at VPSS.
     The Subscription Price is below the traded price of the Company’s common shares on the OMX Nordic Exchange, Copenhagen, on March 12, 2008, the date on which the Prospectus was approved by Danish regulatory authorities.
     In connection with the Rights Issue, the Company entered into an underwriting agreement with Capinordic A/S, the issuing agent for the Subscription Rights (“Capinordic”), pursuant to which any New Shares not subscribed by the Company’s shareholders under their pre-emptive rights or by investors under subscription rights acquired by them will be allocated to Capinordic against payment of the Subscription Price and without any compensation to holders of Subscription Rights, to assure that the minimum number of New Shares are issued. The New Shares are expected to be admitted to trading and listing on the OMX Nordic Exchange, Copenhagen, with the expected first day of trading being April 15, 2008. Neither the New Shares nor the Subscription Rights will trade in any securities market in the United States. Subscription Rights will be tradable on the OMX Nordic Exchange, Copenhagen. As such, only holders whose shareholdings are registered with VPSS will be able to trade Subscription Rights.
     The offer and sale of New Shares is made only by the Prospectus, which may be obtained by shareholders whose shareholdings are registered with VPSS. Shareholders who desire to transfer their shareholdings and register same with VPSS may do so by contacting American Stock Transfer & Trust Company (“American Stock Transfer”) at the following address:
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
Attention: Paula Caroppoli
Telephone: (718) 921-8275
Telecopier: (718) 921-8331
     American Stock Transfer will provide shareholders with the documentation required to transfer shareholdings to VPSS (the shareholdings of any shareholder who receives this letter is not held through VPSS). At such time as a shareholder completes the process of transferring its shareholdings to VPSS, Capinordic will be advised to provide such shareholder with a Prospectus and other documentation necessary to subscribe for New Shares and trade its Subscription Rights on the OMX Nordic Exchange, Copenhagen. Any shareholder who holds its shares in “street name” should contact its bank or brokerage firm, who, in turn, will contact American Stock Transfer. In order to permit American Stock Transfer sufficient time to register a shareholder’s shares with VPSS, and for there to be sufficient time for a shareholder to receive a copy of the Prospectus and complete the procedures necessary to exercise or sell Subscription Rights, the documentation required to transfer shareholdings to VPSS should be provided to American Stock Transfer no later than the close of business on April 1, 2008.
     The Prospectus describes the Rights Issue and the procedure to follow if you choose to exercise your Subscription Rights. Shareholders should carefully read the Prospectus before deciding whether to exercise or transfer their Rights.

     The Rights Issue is made to persons resident in the United States only to the extent such persons are holders of Existing Shares, whether directly or through a nominee. The Prospectus may not be distributed or otherwise made available, the New Shares may not be offered or sold, and the Subscription Rights may not be exercised or otherwise offered or sold in any jurisdiction unless such distribution, offer, sale or exercise is permitted pursuant to the applicable law of the jurisdiction concerned, and by the Company. The Company will not make any offer or solicitation of any kind that may be unlawful to any person.
     The Subscription Rights have not been and will not be registered pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or securities legislation in individual states of the United States. Any transfer of the Subscription Rights is prohibited except outside the United States by way of the offer and sale thereof pursuant to Regulation S under the Securities Act (“Regulation S”).
     The New Shares are not and will not be registered under the Securities Act, or securities legislation in individual states of the United States, and (i) will be offered and sold in the United States if permitted pursuant to Rule 801 under the Securities Act, to existing United States shareholders of the Company pursuant to Rule 801, and (ii) outside of the United States in offshore transactions pursuant to Regulation S under the Securities Act.
     The Subscription Rights and the New Shares have not been approved, rejected or recommended by the Securities and Exchange Commission, financial supervisory authorities of individual states of the United States or other supervisory authorities in the United States, and none of said authorities have made any declarations or statements regarding the Rights Issue or whether the Prospectus is correct or complete. Declarations to the contrary are considered a criminal offense in the United States.
     The Rights Issue relates to securities of the Company, which is a public company incorporated in Denmark. The Rights Issue is governed by Danish disclosure requirements, which differ from the disclosure requirements under United States law. Financial statements in the Prospectus have been have been prepared in accordance with International Financial Reporting Standards and may not be comparable with the financial statements of United States companies.
     It may be difficult to enforce investors’ rights and claims pursuant to United States federal securities legislation as the Company is domiciled in Denmark and some or all of the Company’s executive employees and members of the Board of Directors may be domiciled in Denmark, and all or a substantial portion of the assets of the Company and such persons are located in Denmark. It may be impossible to bring an action against a non-United States company or its executive employees or board members before a court outside of the United States concerning violation of United States securities legislation. It may be difficult to compel the Company and its affiliates to subject themselves to a judgment of a United States court.
     Your prompt action is requested. The Rights Issue will expire at 4:00 p.m., Copenhagen Time on April 10, 2008, unless extended (the “Expiration Date”). To exercise your rights, a holder of Subscription Rights must complete the procedures described in the Prospectus prior to 4:00 p.m., Copenhagen Time, on the Expiration Date.
     If you have any questions concerning the Rights Issue, please feel free to contact us at +45 45 27 00 00 or via email at info@olicom.com.
     We are pleased to offer you this opportunity and hope that you will consider a further investment in the Company.
Very truly yours,
OLICOM A/S